Exhibit 7(c)

April 25, 2014

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

Attention:                                         Richard N. Baer, Senior Vice President

and General Counsel

Ladies and Gentlemen:

Reference is made to the Stockholders Agreement, dated as of March 19, 2013 (the “Stockholders Agreement”), by and between Charter Communications, Inc., a Delaware corporation (“Cheetah”), and Liberty Media Corporation, a Delaware corporation (“Lion”).  Capitalized terms used and not defined herein have the meanings provided such terms in the Voting Agreement (as defined below).

Pursuant to, and subject to the terms of, the Transaction Agreement, Cheetah and Cobra have agreed to effect certain transactions, including, among other things, (i) the spin-off (the “Spin-Off’) of SpinCo, a wholly owned subsidiary of Cobra, (ii) the merger of Cheetah with and into a newly formed, wholly owned subsidiary of Cheetah (“New Cheetah”), with New Cheetah being the surviving entity in such merger, and with the effect that all shares of Cheetah shall become shares of New Cheetah (the “Cheetah Reorganization”) and (iii) the merger (the “Merger”) of a wholly owned subsidiary of New Cheetah with and into SpinCo.

In order to confirm and clarify the rights of the parties under the Stockholders Agreement in connection with the transactions contemplated by the Transaction Agreement (including, without limitation, the Cheetah Reorganization, the Spin-Off and the Merger), Cheetah hereby acknowledges to Lion that upon the consummation of the Cheetah Reorganization, New Cheetah, as the successor to Cheetah, will be substituted for Cheetah for all purposes under the Stockholders Agreement, and that the term Company Common Stock, as defined and used in the Stockholders Agreement, will thereafter refer to the common stock of New Cheetah.  For the avoidance of doubt, such substitution will be for the publicly traded company resulting from such transactions whose shares are received by the current Cheetah stockholders.

In addition, in order to induce Cobra to enter into the Transaction Agreement, Lion has been requested to and is entering into a Voting Agreement, dated the date hereof (the “Voting Agreement”), with Cobra, pursuant to which, among other things, Lion will agree to vote in favor of the Stock Issuance and in favor of any other matters for which the approval of Cheetah’s stockholders is reasonably necessary to consummate the Transactions and against any corporate action the consummation of which would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Transaction Agreement.  Cheetah hereby acknowledges that Lion’s execution, delivery and performance of its obligations under the Voting Agreement will not result in a breach, violation or default in respect of its obligations under Section 3.2 of the Stockholders Agreement.

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Sincerely,

CHARTER COMMUNICATIONS, INC.

			By:	/s/ Richard R. Dykhouse
				Name:	Richard R. Dykhouse
				Title:	Executive Vice President, General Counsel and Corporate Secretary

Received and Acknowledged,

LIBERTY MEDIA CORPORATION

By:	/s/ Richard N. Baer
	Name:	Richard N. Baer
	Title:	Senior Vice President and General Counsel

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